**PRESS RELEASE**
**FOR IMMEDIATE RELEASE**

Montreal, March 18, 2004
**All amounts are expressed in US dollars**

## COMMERCIAL PRODUCTION ACHIEVED AT ROSEBEL

Cambior Inc. is pleased to announce that the Rosebel mine in Suriname has achieved commercial production. The commissioning period began on February 11, 2004, with continuous ore treatment for 30 consecutive days attaining an average of 12,000 tonnes per day or 86% of the nominal mill capacity of 14,000 tonnes per day.

During the last 10 days, the mill has established new production records and averaged 16,900 tonnes per day for the period. The first gold pour occurred in early March. Gold recovery fluctuates daily between 90% to 94% and sampled mill grades correspond well with sampled mine production and mine reserves. Metallurgical inventories will be completed at month-end and production statistics will be reported as part of our quarterly report.

"**Mission accomplished**", stated Louis P. Gignac, President and Chief Executive Officer of Cambior. "We are proud of the efforts of our employees and all of those involved with bringing this project into commercial production in accordance with the initial schedule and budget. The Rosebel mine will be the Company's largest mine in 2004, with a production target of 245,000 ounces of gold at a mine operating cost of $184 per ounce. With the commencement of production at Rosebel, we expect to have a record year, with production targeted at 705,000 ounces of gold at a mine operating cost of $221 per ounce. In addition, the Company has initiated a significant exploration and development program in order to increase known mineral reserves and resources in the pits and to discover new deposits at Rosebel. To this end, more than 34,000 meters of drilling will be completed before the end of 2004."

In accordance with the terms of the Mineral Agreement, the Government of Suriname will receive a participation in the share capital of Rosebel Gold Mines N.V., the company operating the mine, which will entitle it to receive 5% of the dividends after full repayment of the capital. Pursuant to the Mineral Agreement, a royalty of 2% of the gold produced will also be payable in kind to a state-owned company, and a payment equivalent to the value of 0.25% of all minerals produced will be made to a foundation to be established by Rosebel Gold Mines N.V. for the purpose of promoting the development of natural resources in Suriname.

**Cambior Inc.** is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

**Caution Concerning Forward-Looking Statements**

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding mine production (at Rosebel and in the aggregate), mine operating costs, mineral reserves, capital expenditures and exploration budgets and results. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior's 2002 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information, please contact:

**CAMBIOR INC.**
Robert Lavallière
Manager – Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677- 3382
E-mail: info@cambior.com
Internet: www.cambior.com

**PR-2004-08**